

March 18, 2015

Via E-Mail

Brett Rodda
Munger, Tolles & Olson LLP
355 South Grand Avenue
Los Angeles, CA 90071

> **Re:** **Wynn Resorts, Limited**
> **PRRN14A filed March 17, 2015**
> **Filed by Elaine P. Wynn**
> **File No. 0-50028**

Dear Mr. Rodda:

We have reviewed the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Note that all defined terms used here have the same meaning as in the proxy statement listed above.

Background of the Solicitation, page 1

1. If Ms. Wynn had contacts with any other Company insiders regarding the matters addressed here other than the members of the Nominating and Corporate Governance Committee, please revise to describe them. This would include contacts with Mr. Wynn.

Reasons for the Solicitation, page 2

2. Explain your determination that Ms. Wynn is independent under Nasdaq listing standards. List each requirement for independence and explain how she meets it.

3. Clarify your reference to the Board "stating the opposite conclusion" at the bottom of page 3.

Stephen A. Wynn's Endorsement, page 6

4. Please revise this heading as we believe it is misleading, given the substance of the disclosure in the section.

Please contact me at (202) 551-3263 with any questions you may have about these comments or your filing generally.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions